Exhibit (d)(7)

LONE STAR FUND V (U.S.), L.P.

717 North Harwood Street, Suite 2200

Dallas, Texas 75201

(214)-754-8300

September 18, 2007

Accredited Home Lenders Holding Co.

15090 Avenue of Science

San Diego, CA 92128

Telecopier No: (858) 676-2170

Attention:	Mr. James Konrath
Chairman and Chief Executive Officer

Re:	Agreement and Plan of Merger, dated as of June 4, 2007, as amended by the First Amendment, dated as of June 15, 2007, and the Second Amendment, dated as of September 18, 2007 (as so amended, the “Merger Agreement”), by and among Accredited Home Lenders Holding Co., a Delaware corporation (the “Company”), LSF5 Accredited Investments, LLC, a Delaware limited liability company (“Parent”), and LSF5 Accredited Merger Co., Inc., a Delaware corporation (“Purchaser”)

Dear Mr. Konrath:

Loan Star Fund V (U.S.), L.P., a Delaware limited partnership (“Lone Star”), hereby guarantees (a) the payment by Purchaser, if and when required pursuant to the terms, and subject to the conditions, of the Merger Agreement, of (1) the purchase price to be paid upon the Acceptance Time for the Company Common Shares tendered in the Offer (and not validly withdrawn), pursuant to Section 2.01(b) of the Merger Agreement, and (2) the Company Termination Fee pursuant to Section 10.03(b)(iii) of the Merger Agreement, (b) the payment by Parent, and when required pursuant to the terms, and subject to the conditions, of the Merger Agreement, of the Merger Consideration, the Company Option Consideration, and the Company Warrant Consideration (collectively, the “Guaranteed Obligations”) and (c) the obligations of Parent under Section 8.05 of the Merger Agreement (the “Indemnification Obligations”). Lone Star hereby represents and warrants to the Company that this letter agreement constitutes a valid and binding obligation of Lone Star enforceable in accordance with its terms and does not conflict with any of the terms of Lone Star’s organizational documents or limited partnership agreement. The aggregate proceeds to be disbursed pursuant to the agreements contemplated by the Equity Financing Commitments, together with other cash and funds available to LS Fund, will be sufficient for Parent and the Surviving Corporation to pay the Equity Financing. Notwithstanding anything to the contrary, Lone Star’s obligations under this letter agreement (1)

are expressly limited to payment of the Guaranteed Obligations and the Indemnification Obligations as, if and when payable by Parent or Purchaser, as applicable, under the Merger Agreement and (2) other than with respect to Indemnification Obligations, which shall continue from and after the Release Time, shall automatically terminate immediately after the Closing and Lone Star shall have no obligations under this letter agreement after the Closing.

All capitalized terms not otherwise defined herein shall have the meaning ascribed to such terms in the Merger Agreement.

[SIGNATURE PAGE FOLLOWS]

LONE STAR FUND V (U.S.), L.P.,
a Delaware limited partnership

By:	Lone Star Partners V, L.P.,
its general partner

By:	Lone Star Management Co. V, Ltd.,
its general partner

By:	/s/ Marc L. Lipshy
Marc L. Lipshy
Vice President